Filed Pursuant to Rule 433

File No. 333-214120

Citigroup Inc.

A$250,000,000

3.750% Senior Notes Due October 27, 2023

Terms and Conditions

Issuer:	Citigroup Inc.
Ratings*:	Baa1 / BBB+ / A (Stable Outlook / Stable Outlook / Stable Outlook) (Moody’s / S&P / Fitch)
Ranking:	Senior Unsecured
Trade Date:	October 20, 2016
Settlement Date:	October 27, 2016 (T+5 days)
Maturity Date:	October 27, 2023
Par Amount:	A$250,000,000
Benchmark:	Semi/Quarterly Coupon Matched Asset Swap
Re-offer Spread to Benchmark:	Semi/Quarterly Coupon Matched Asset Swap +172 | EFP +154
Re-offer Yield:	3.810% per annum paid semi-annually in arrears
Semi-Annual Coupon:	3.750% per annum
Public Offering Price:	99.634%
Interest Payment Dates:	The 27th of each April and October, commencing April 27, 2017. Following business day convention.
Business Days:	Sydney, London, New York City
Day Count:	Actual/Actual
Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply.
Redemption at Issuer Option:	We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after April 27, 2017, at a redemption price equal to the sum of (i) 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption; and (ii) the Make-Whole Amount, if any, with respect to such notes.
Make-Whole Amount:	The excess, if any, of: (i) the aggregate present value as of the date of such redemption of each dollar of principal being redeemed and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable in respect of each such dollar if such redemption had not been made, determined by discounting, on a semi-annual basis (assuming a 365-day year), such principal and interest at the Reinvestment Rate (determined on the third business day preceding the date that notice of such redemption is given) from the respective dates on which such principal and interest would have been payable if such redemption had not been made, to the date of redemption, over (ii) the aggregate principal amount of notes being redeemed.
Reinvestment Rate:	The semi-quarterly coupon-matched asset swap rate expressed as a percentage per annum, plus 0.250%.
Redemption for Tax Purposes:	We may redeem the notes, at our option, in whole at any time, but not in part, at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest thereon to, but excluding, the date of redemption, if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-U.S. persons.
Sinking Fund:	Not applicable.
Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.
Minimum Denomination / Multiples:	A$1,000/multiples of A$1,000 in excess thereof (minimum parcel when sold in Australia will be A$500,000)
Settlement:	Euroclear / Clearstream
Governing Law:	State of New York
Documentation:	The notes are registered with the U.S. Securities and Exchange Commission, Registration Statement Number 333-214120.
ISIN:	XS1508910277
Common Code:	150891027
Joint Book-Running Managers:	Citigroup Global Markets Limited Australia and New Zealand Banking Group Limited** nabSecurities, LLC
Co-Manager:	RBC Capital Markets (USA), LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**	Australia and New Zealand Banking Group Limited is not a U.S. registered broker-dealer, and therefore, to the extent it intends to effect any sales of the notes in the United States, they will do so through an affiliated U.S. registered broker-dealer in accordance with applicable U.S. securities laws and regulations, and as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Citigroup Inc.

A$250,000,000

3.750% Senior Notes Due October 27, 2023

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-214120. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.